Report of Independent Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:

We have examined management's assertion, included in
the accompanyingManagement Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that The BNY Mellon Funds Trust
(the "Trust"), which is comprised of BNY Mellon Balanced
Fund, BNY Mellon Bond Fund, BNY Mellon Emerging Markets Fund,
BNY Mellon Income Stock Fund, BNY Mellon Intermediate
Bond Fund, BNY Mellon Intermediate U.S. Government Fund,
BNY Mellon International Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Large Cap Stock Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon Midcap Stock Fund, BNY Mellon Money Market Fund,
BNY Mellon National Intermediate Municipal Bond Fund, BNY
Mellon National Municipal Money Market Fund, BNY Mellon
National Short-Term Municipal Bond Fund, BNY Mellon New York Intermediate Tax Exempt Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY Mellon Short-Term
U.S. Government Securities Fund, BNY Mellon Small Cap Stock
Fund, and BNY Mellon US Core Equity 130/30 Fund (collectively the "Funds") complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act
of 1940 as of June 30, 2009.
Management is responsible for the Funds' compliance with
those requirements.  Our responsibility is to express an
opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight Board
(United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2009 and with respect to agreement of security purchases and sales, for the period from April 30, 2009 (the date of our last
examination), through June 30, 2009:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3.	Inspection of documentation of other securities held
in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records
and the Custodian's records as of June 30, 2009 and verified reconciling items;
5.         Confirmation of pending purchases for the Funds as
of June 30, 2009 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of
June 30, 2009 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two purchases
and two sales or maturities for the period April 30, 2008
(the date of our last examination) through June 30, 2009,
to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report
on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period October 1, 2007 through
September 30, 2008 and noted no relevant findings were
reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through June 30, 2009. In addition, we obtained written representation from the Custodian confirming the above.

We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment
Company Act of 1940 as of June 30, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects. This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP /s/
New York, New York
September 24, 2009



September 24, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of BNY Mellon Balanced Fund, BNY Mellon Bond Fund, BNY Mellon Emerging Markets Fund, BNY Mellon Income
Stock Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon Intermediate U.S. Government Fund, BNY Mellon
International Fund, BNY Mellon International Appreciation
Fund, BNY Mellon Large Cap Stock Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond Fund, BNY Mellon Midcap Stock Fund, BNY Mellon Money Market Fund, BNY Mellon National Intermediate Municipal Bond Fund, BNY Mellon
National Municipal Money Market Fund, BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon New York
Intermediate Tax Exempt Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Short-Term
U.S. Government Securities Fund, BNY Mellon Small Cap
Stock Fund, and BNY Mellon US Core Equity 130/30 Fund, each a series of the BNY Mellon Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of June 30, 2009 and from April
30, 2009 through June 30, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2009 and from
 April 30, 2009 through June 30, 2009 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust



Robert Robol
Assistant Treasurer